

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 1, 2016

<u>Via E-mail</u>
John V. Oyler
Chief Executive Officer and Chairman
BeiGene, Ltd.
c/o Mourant Ozannes Corporate Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman KY1-1108
Cayman Islands

> **Re: BeiGene, Ltd.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed January 19, 2016**
> **File No. 333-207459**

Dear Mr. Oyler:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement as requested. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Description of Share Capital

Claims Against the Company, page 239

1. Please include a new risk factor that addresses how the fee-shifting provision you intend to include in your amended articles of association may discourage shareholder lawsuits that could benefit you and your shareholders. To the extent you intend to apply this provision to claims under the federal securities laws, including claims involving the current offering, please disclose as such in your risk factor. In addition, it appears that the board of directors may waive this provision. Please expand your disclosure on page 239 to clarify the circumstances under which the board may determine not to enforce this provision.

You may contact Rolf Sundwell at (202) 551-3105 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Erin E. Martin at (202) 551-3391 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Erin E. Martin* <u>for</u>

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mitchell S. Bloom
       Michael J. Kendall
       Edwin M. O'Connor
       Goodwin Procter LLP